

Maria Nagy, PhD · 3rd

CEO and CoFounder at Quorum X Diagnostics Inc.

Atlanta, Georgia, United States · Contact info

500+ connections

Quorum X Diagnostics

Georgia State University

Experience

CEO and CoFounder
Quorum X Diagnostics
Apr 2017 - Present · 4 yrs 11 mos
Atlanta, GA

"It's 'kinda' like a pregnancy test but for COVID."

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Invest in Quorum X Diagnostics: The first at-home COVID antigen test with results in 9 minutes. on @wefunder
We are building a rapid-take home test for COVID with results in 9 minutes. It will identify COVID during the 2-12 day incubation period, BEFORE, and during the early onset of symptoms which means it can detect an active infection even if a person is...

QA Laboratory Supervisor II
Ethicon, Inc.
Jun 2015 - Apr 2017 · 1 yr 11 mos
Cornelia, GA

--This is a Johnson and Johnson Medical Device Company, we make 85% of all the medical sutures in the world.
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Lecturer
Georgia Perimeter College
Jan 2011 - May 2015 · 4 yrs 5 mos
Decatur, Georgia

Lecturer GPC -Microbiology for Pre-nursing, Botany.(Past-Ecology and Environmental Science)

Georgia State University
10 yrs 5 mos

Lecturer/Principal Investigator
Jan 2011 - May 2014 · 3 yrs 5 mos

As a graduate student I designed a pilot research class which developed it into a extremely popular research lab catering to first year researchers. (2005-2014)

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Large Class Lecturer
Jan 2011 - May 2014 · 3 yrs 5 mos

Lectured for biology nonmajors to classes of up to 120 students.

Graduate Research Assistant
Jan 2004 - Dec 2010 · 7 yrs

Dissertation Project: Quorum Sensing Inhibitory Properties of Various Folk-Medicinal Plants and the Thyme-Tetracycline Effect.

Consultant & Lecturer
Georgia State University Bio Bus

Jan 2011 - Mar 2012 · 1 yr 3 mos

Collaborated with fellow researcher to develop a 3 day Medicinal Plants and Antibiotic Screening interactive module for middle school students based on a semester long Medicinal Plants and Antibiotic research class.

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